Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2021, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34” )– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; failures to secure required regulatory approvals; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; disruptions to Calyxt’s business, including disruptions resulting from Calyxt’s execution of its business model; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2021 (the “Annual Report”) and under “Risk Factors” in the interim reports that we file with the Securities and Exchange Commission. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademark Calyxt® is owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. and its subsidiaries, taken as a whole.

PART I – FINANCIAL INFORMATION

Item 1. Condensed Financial Statements (unaudited)

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2020	June 30, 2021
ASSETS
Non-current assets
Intangible assets		1,584	1,584
Property, plant, and equipment	6	71,673	79,478
Right-of-use assets	5	73,845	74,050
Other non-current financial assets	7	7,007	22,101

Total non-current assets		154,109	177,214
Current assets
Inventories		1,606	2,468
Trade receivables	8.1	5,171	3,878
Subsidies receivables	8.2	10,703	5,654
Other current assets	8.3	29,643	16,733
Current financial assets	9.1	27,091	3,393
Cash and cash equivalents	9.2	241,148	248,226

Total current assets		315,362	280,352

TOTAL ASSETS		469,471	457,565

LIABILITIES
Shareholders’ equity
Share capital	13	2,785	2,947
Premiums related to the share capital	13	863,912	920,591
Currency translation adjustment		(4,089)	(9,602)
Retained earnings		(505,961)	(586,284)
Net income (loss)		(81,074)	(51,787)

Total shareholders’ equity - Group Share		275,573	275,865
Non-controlling interests		33,273	26,458

Total shareholders’ equity		308,846	302,323
Non-current liabilities
Non-current financial liabilities	10	28,836	23,475
Non-current lease debts	10	75,764	75,763
Non-current provisions	16	4,010	3,610
Other non-current liabilities		—	948

Total non-current liabilities		108,610	103,797

Current liabilities
Current lease debts	10	6,696	7,691
Trade payables	10	24,609	28,254
Deferred revenues and contract liabilities	12	452	423
Current provisions	16	1,131	1,397
Other current liabilities	11	19,127	13,681

Total current liabilities		52,015	51,446

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		469,471	457,565

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the six-month period ended June 30,

$ in thousands, except per share amounts

		For the six-month period ended June 30,
	Notes	2020	2021
Revenues and other income
Revenues	3.1	52,993	36,777
Other income	3.1	3,494	5,804

Total revenues and other income		56,487	42,581

Operating expenses
Cost of revenue	3.2	(10,428)	(19,899)
Research and development expenses	3.2	(43,587)	(62,338)
Selling, general and administrative expenses	3.2	(21,213)	(18,219)
Other operating income (expenses)		86	488

Total operating expenses		(75,142)	(99,968)

Operating income (loss)		(18,655)	(57,387)

Net Financial gain (loss)		(635)	431

Income tax		—	—

Net income (loss)		(19,290)	(56,956)

Attributable to shareholders of Cellectis		(12,221)	(51,787)
Attributable to non-controlling interests		(7,069)	(5,169)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	15
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(0.29)	(1.17)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(0.29)	(1.17)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE

INCOME (LOSS)

For the six-month period ended June 30,

$ in thousands

	For the six-month period ended June 30,
	2020	2021
Net income (loss)	(19,290)	(56,956)

Actuarial gains and losses	143	577

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	143	577

Currency translation adjustment	(634)	(6,969)

Commodity derivative contracts	(58)	—

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(691)	(6,969)

Total Comprehensive income (loss)	(19,838)	(63,348)

Attributable to shareholders of Cellectis	(13,206)	(56,661)
Attributable to non-controlling interests	(6,632)	(6,688)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the three-month period ended June 30,

$ in thousands, except per share amounts

		For the three-month period ended June 30,
	Notes	2020	2021
Revenues and other income
Revenues	3.1	2,900	11,176
Other income	3.1	1,716	3,439

Total revenues and other income		4,616	14,615

Operating expenses
Cost of revenue	3.2	(5,827)	(11,754)
Research and development expenses	3.2	(22,862)	(31,147)
Selling, general and administrative expenses	3.2	(9,070)	(9,343)
Other operating income (expenses)		111	150

Total operating expenses		(37,647)	(52,096)

Operating income (loss)		(33,031)	(37,481)

Financial gain (loss)		(2,821)	(4,129)

Income tax		—	—

Net income (loss)		(35,852)	(41,610)

Attributable to shareholders of Cellectis		(32,263)	(39,919)
Attributable to non-controlling interests		(3,589)	(1,691)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	15
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		(0.76)	(0.88)
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		(0.76)	(0.88)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE

INCOME (LOSS)

For the three-month period ended June 30,

$ in thousands

	2020	2021
Net income (loss)	(35,852)	(41,610)

Actuarial gains and losses	189	137

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	189	137

Currency translation adjustment	5,534	2,714
Commodity derivative contracts	(3)	—

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	5,531	2,714

Total Comprehensive income (loss)	(30,132)	(38,759)

Attributable to shareholders of Cellectis	(26,611)	(37,034)
Attributable to non-controlling interests	(3,521)	(1,725)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the six-month period ended June 30,

$ in thousands

		For the six-month period ended June 30,
	Notes	2020	2021
Cash flows from operating activities

Net income (loss) for the period		(19,290)	(56,956)

Reconciliation of net income (loss) and of the cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		4,199	7,173
Net loss (income) on disposals		9	4
Net financial loss (gain)		645	(431)
Expenses related to share-based payments		9,427	4,020
Provisions		(1,897)	433
Other non-cash items		—	2
Gain upon the forgiveness of the Payroll Protection Program loan	10.1	—	(1,528)
Convertible note received for up-front license fee classified in non-current assets	7		(14,904)
Interest (paid) / received		2,809	(1,422)

Operating cash flows before change in working capital		(4,099)	(63,610)

Decrease (increase) in inventories		(2,813)	(866)
Decrease (increase) in trade receivables and other current assets		(2,159)	4,325
Decrease (increase) in subsidies receivables		3,690	4,787
(Decrease) increase in trade payables and other current liabilities		3,782	2,330
(Decrease) increase in deferred income		(19,167)	(19)

Change in working capital		(16,667)	10,556

Net cash flows provided by (used in) operating activities		(20,766)	(53,054)

Cash flows from investment activities
Acquisition of intangible assets		(41)	(23)
Acquisition of property, plant and equipment		(21,891)	(13,641)
Net change in non-current financial assets		(1,958)	(93)
Sale (Acquisition) of current financial assets		(29,993)	23,698

Net cash flows provided by (used in) investing activities		(53,882)	9,941

Cash flows from financing activities
Proceeds from the exercise of stock options Cellectis		—	11,818
Proceeds from the exercise of stock options Calyxt		179	227
Increase in share capital Cellectis		1,518	46,924
Payments on lease debts		(3,594)	(6,339)

Net cash flows provided by (used in) financing activities		(1,898)	52,630

(Decrease) increase in cash and cash equivalents		(76,546)	9,518

Cash and cash equivalents at the beginning of the year		340,522	241,148
Effect of exchange rate changes on cash		(3,266)	(2,439)

Cash and cash equivalents at the end of the period	9	260,711	248,226

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the six-month period ended June 30,

$ in thousands, except share data

	Notes	Share Capital Ordinary Shares		Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	Equity		Total Shareholders’ Equity
		Number of shares	Amount					attributable to shareholders of Cellectis	Non controlling interests
As of January 1, 2020		42,465,669	2,767	843,478	(22,641)	(406,390)	(102,091)	315,123	40,347	355,470
Net Loss		—	—	—	—	—	(12,221)	(12,221)	(7,069)	(19,290)
Other comprehensive income (loss)		—	—	—	(1,089)	104	—	(985)	437	(548)

Total comprehensive income (loss)		—	—	—	(1,089)	104	(12,221)	(13,206)	(6,632)	(19,838)
Allocation of prior period loss		—	—	—	—	(102,091)	102,091	—	—	—
Exercise of share warrants, employee warrants, stock options and free shares vesting	13	20,464	1	—	—	(1)	—	—	—	—
Transaction with subsidiaries		—	—	—	—	(155)	—	(155)	155	—
Non-cash stock-based compensation expense	13	—	—	5,844	—	—	—	5,844	3,583	9,427

As of June 30, 2020		42,486,133	2,768	849,322	(23,730)	(508,533)	(12,221)	307,606	37,453	345,059

As of January 1, 2021		42,780,186	2,785	863,911	(4,089)	(505,961)	(81,074)	275,572	33,273	308,845
Net Loss							(51,787)	(51,787)	(5,169)	(56,956)
Other comprehensive income (loss)					(5,451)	577		(4,874)	(1,519)	(6,393)

Total comprehensive income (loss)		—	—	—	(5,451)	577	(51,787)	(56,661)	(6,688)	(63,349)
Allocation of prior period loss						(81,074)	81,074	—	—	—
Exercise of stock options Calyxt						146		146	81	227
Capital Increase Cellectis (ATM)		2,415,630	146	47,688		—		47,834	—	47,834
Transaction costs (1)		—		(910)		—		(910)	—	(910)
Transaction with subsidiaries						(6)		(6)	5	(1)
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	13	265,494	16	5,702				5,718	—	5,718
Non-cash stock-based compensation expense	13			4,233				4,233	(213)	4,020
Other movements				(34)	(62)	34		(62)	—	(62)

As of June 30, 2021		45,461,310	2,947	920,591	(9,602)	(586,284)	(51,787)	275,864	26,458	302,323

(1)

These costs correspond to the issuance costs related to the At-The-Market (“ATM”) financing program were recorded as a reduction of share premium, in anticipation of share issuances that occurred in April 2021

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem cells (“HSC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express Chimeric Antigen Receptors (“CARs”), seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our platform, HEAL, our gene-editing technologies to develop HSC product candidates in genetic diseases.

As of June 30, 2021, Cellectis S.A. also owns 64.4% of the outstanding shares of common stock of Calyxt, Inc., our plant-based biotechnology platform subsidiary that is focused on deploying its core strengths in research and development, including gene editing, plant breeding, and trait development, toward developing high value, sustainable and plant-based innovations with substantial disruption potential.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. and Calyxt, Inc. are sometimes referred to as a consolidated group of companies as the “Group.”

COVID-19 Update

While implementing health and safety measures in response to the COVID-19 pandemic, we continued to advance our proprietary allogeneic CAR T-cell programs during the six months ended June 30, 2021.

Although the COVID-19 pandemic has slowed the enrolment of new patients, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials during this first half of 2021, and each of the trials currently continues to progress through its respective dose levels.

Despite the increasing availability of COVID-19 vaccines, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to continue to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing activities is currently unknown, and we are monitoring the pandemic as it continues to evolve.

At Calyxt, during the first half of 2021, the COVID-19 pandemic did not have a material impact on operations. However, a resurgence of the COVID-19 pandemic, governmental response measures, and resulting disruptions could adversely affect Calyxt’s operations and results.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict.

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of, and for the three- and six-month periods ended, June 30, 2021 were approved by our Board of Directors on August 5, 2021.

The Interim Consolidated Financial Statements are presented in U.S. dollars. See Note 2.2.

The Interim Consolidated Financial Statements as of, and for the three- and six-month periods ended June 30, 2021 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements as of and for the three- and six-month periods ended June 30, 2021 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2020, except as described below related to the new or amended accounting standards applied.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2021 but had no significant impact on the Interim Consolidated Financial Statements:

•

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

•	Amendments to IFRS 16 Leases: Covid-19-Related Rent Concessions beyond June 30, 2021 (issued on March 31, 2021 and effective for the accounting periods as of April 1, 2021).

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for accounting periods beginning after January 1, 2022. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows:

•	Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IFRS 3 – Reference to the Conceptual Framework (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IAS 8 – Definition of Accounting Estimates (issued on 12 February 2021 and Effective for the accounting periods as of January 1, 2023)

•

Amendments to IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 8 May 2021 and Effective for the accounting periods as of January 1, 2023)

2.2 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Statements of Changes in Shareholders’ Equity.

2.3 Consolidated entities and non-controlling interests

Accounting policy

We control all the legal entities included in the consolidation. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.

To have power, the investor needs to have existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

In order to ascertain control, potential voting rights which are substantial are taken into consideration.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full in the consolidation.

Consolidated entities

For the six-month periods ended June 30, 2021 and June 30, 2020, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt.

As of June 30, 2021, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 64.4% of Calyxt’s outstanding shares of common stock.

Non-controlling interests

Non-controlling shareholders held a 35.3% interest in Calyxt as of December 31, 2020 and a 35.6% interest in Calyxt as of June 30, 2021. These non-controlling interests were generated during the initial public offering of Calyxt and a subsequent follow-on offering, as well as through vesting and exercises of equity awards.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

3.1.1 For the six-month period ended June 30

Revenues by country of origin and other income

	For the six-month period ended June 30,
	2020	2021
	$ in thousands
From France	48,323	20,061
From USA (1)	4,670	16,716

Revenues	52,993	36,777

Research tax credit	3,573	4,272
Subsidies and other (2)	(79)	1,532

Other income	3,494	5,804

Total revenues and other income	56,487	42,581

(1)	Revenues from USA concern Calyxt only.
(2)	As of June 30, 2021, this only includes Calyxt’s PPP loan, which is now forgiven and recognized as other income such as disclosed in note 10.1.

Revenues by nature

	For the six-month period ended June 30,
	2020	2021
	$ in thousands
Recognition of previously deferred upfront payments	19,535	—
Other revenues	27,536	20,014

Collaboration agreements	47,071	20,014

Licenses	1,233	—
Products & services	4,689	16,763

Total revenues	52,993	36,777

Recognition of other revenues for the six-month period ended June 30, 2021 mainly reflects (i) the recognition of $15.0 million of upfront amounts related to the grant of a right-of-use license as part of the agreement signed between Cellectis and Cytovia on February 12, 2021 and (ii) the recognition of a $5.1 million milestone related to Cellectis’ agreement with Allogene. The agreement with Cytovia provides for several types of financial compensation to Cellectis, including equity or cash compensation of $15 million committed at the signature of the contract, as well as cash milestones payments, cash upfront payment upon delivery of products and single-digit royalties.

Revenues related to licenses include royalties received under our various license agreements.

Products and services revenues mainly include the revenues of plants activities which are primarily attributable to Calyxt’s seed and grain crop sales for $16.7 million during the first half of 2021.

3.1.2 For the three-month period ended June 30

Revenues by country of origin and other income

	For the three-month period ended June 30,
	2020	2021
	$ in thousands
From France (3)	607	(552)
From USA (1)	2,293	11,728

Revenues	2,900	11,176

Research tax credit	1,725	1,909
Subsidies and other (2)	(10)	1,530

Other income	1,716	3,439

Total revenues and other income	4,616	14,615

(1)	Revenues from USA concern Calyxt only.
(2)	As of June 30, 2021, this only includes Calyxt’s PPP loan, which is now forgiven and recognized as other income such as disclosed in note 10.1.
(3)

As of June 30, 2021, the negative impact corresponds to Cytovia’s convertible note revaluation for the three months ended March 31, 2021 which has been reclassified to financial result in the three months ended June 30, 2021.

Revenues by nature

	For the three-month period ended June 30,
	2020	2021
	$ in thousands
Recognition of previously deferred upfront payments	—	—
Other revenues (1)	110	(551)

Collaboration agreements	110	(551)

Licenses (1)	466	(48)
Products & services	2,324	11,775

Total revenues	2,900	11,176

(1)

As of June 30, 2021, the negative impact corresponds to Cytovia’s convertible note revaluation for the three months ended March 31, 2021 which has been reclassified to financial result in the three months ended June 30, 2021.

3.2 Operating expenses

3.2.1 For the six-month period ended June 30

	For the six-month period ended June 30,
	2020	2021
Cost of goods sold	(9,204)	(18,706)
Royalty expenses	(1,223)	(1,194)

Cost of revenue	(10,428)	(19,899)

	For the six-month period ended June 30,
Research and development expenses	2020	2021
Wages and salaries	(13,276)	(20,863)
Social charges on stock option grants	—	(845)
Non-cash stock based compensation expense	(5,014)	(4,530)

Personnel expenses	(18,290)	(26,237)

Purchases and external expenses	(21,743)	(30,897)
Other	(3,555)	(5,204)

Total research and development expenses	(43,587)	(62,338)

	For the six-month period ended June 30,
Selling, general and administrative expenses	2020	2021
Wages and salaries	(7,890)	(9,183)
Social charges on stock option grants	—	(350)
Non-cash stock based compensation expense	(4,413)	509

Personnel expenses	(12,302)	(9,024)

Purchases and external expenses	(6,980)	(6,419)
Other	(1,931)	(2,776)

Total selling, general and administrative expenses	(21,213)	(18,219)

	For the six-month period ended June 30,
Personnel expenses	2020	2021
Wages and salaries	(21,165)	(30,046)
Social charges on stock option grants	—	(1,195)
Non-cash stock based compensation expense	(9,427)	(4,020)

Total personnel expenses	(30,592)	(35,261)

3.2.2 For the three-month period ended June 30

	For the three-month period ended June 30,
	2020	2021
Cost of goods sold	(5,320)	(11,375)
Royalty expenses	(507)	(380)

Cost of revenue	(5,827)	(11,754)

	For the three-month period ended June 30,
Research and development expenses	2020	2021
Wages and salaries	(6,790)	(9,986)
Social charges on free shares and stock option grants	—	(84)
Non-cash stock based compensation expense	(2,410)	(2,819)

Personnel expenses	(9,200)	(12,888)

Purchases and external expenses	(11,775)	(15,845)
Other	(1,887)	(2,413)

Total research and development expenses	(22,862)	(31,147)

	For the three-month period ended June 30,
Selling, general and administrative expenses	2020	2021
Wages and salaries	(3,105)	(3,206)
Social charges on free shares and stock option grants	—	(17)
Non-cash stock based compensation expense	(2,240)	(1,172)

Personnel expenses	(5,345)	(4,395)

Purchases and external expenses	(2,653)	(3,600)
Other	(1,072)	(1,348)

Total selling, general and administrative expenses	(9,070)	(9,343)

	For the three-month period ended June 30,
Personnel expenses	2020	2021
Wages and salaries	(9,895)	(13,192)
Social charges on free shares and stock option grants	—	(100)
Non-cash stock based compensation expense	(4,651)	(3,990)

Total personnel expenses	(14,546)	(17,283)

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the three-month and six-month periods ended June 30, 2021, Cellectis’ CODM is composed of:

•	The Chief Executive Officer;

•	The Executive Vice President Strategic Initiatives;

•	The Executive Vice President Global Quality (until March 31, 2021);

•	The Senior Vice President Europe Technical Operations;

•	The Senior Vice President of US Manufacturing;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel;

•	The Chief Business Officer;

•	The Chief Regulatory & Compliance Officer;

•	The Chief Medical Officer; and

•	The Chief Human Resources Officer.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•

Therapeutics: This segment is focused on the development (i) gene-edited allogeneic Chimeric Antigen Receptor T-cells product candidates (UCART) in the field of immuno-oncology (UCART) and (ii) gene-edited hematopoetic stem cells (HSC) product candidates in other therapeutic indications. These approaches are based on our core proprietary technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•

Plants: This segment focused on using an advanced plant-based technology platform to develop sustainable products and technologies, while leveraging partners and licensees to manage commercialization and the associated costs and risks. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, which is currently based in Roseville, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. Effective with the end of the third quarter 2019,

Calyxt has internalized nearly all of the services previously provided by Cellectis under this agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Cost of revenue and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

The net income (loss) by segment includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment for the six-month periods ended June 30,

	For the six-month period ended June 30, 2020			For the six-month period ended June 30, 2021
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	4,670	48,323	52,993	16,716	20,061	36,777
External other income	—	3,494	3,494	1,528	4,276	5,804

External revenues and other income	4,670	51,817	56,487	18,244	24,337	42,581

Cost of revenue	(9,219)	(1,207)	(10,428)	(18,706)	(1,194)	(19,899)
Research and development expenses	(5,388)	(38,199)	(43,587)	(5,836)	(56,503)	(62,338)
Selling, general and administrative expenses	(11,774)	(9,439)	(21,213)	(7,528)	(10,691)	(18,219)
Other operating income and expenses	(44)	131	86	7	482	489

Total operating expenses	(26,426)	(48,715)	(75,142)	(32,063)	(67,905)	(99,968)

Operating income (loss) before tax	(21,756)	3,102	(18,655)	(13,818)	(43,569)	(57,387)

Net financial gain (loss)	(148)	(487)	(635)	(584)	1,015	431

Net income (loss)	(21,904)	2,615	(19,290)	(14,402)	(42,554)	(56,956)

Non controlling interests	7,069	—	7,069	5,169	—	5,169

Net income (loss) attributable to shareholders of Cellectis	(14,835)	2,615	(12,221)	(9,233)	(42,554)	(51,787)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	573	4,177	4,750	532	3,703	4,235
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,879	1,667	3,546	(918)	916	(2)

Adjustment of share-based compensation attributable to shareholders of Cellectis	2,452	5,844	8,296	(385)	4,619	4,233

Adjusted net income (loss) attributable to shareholders of Cellectis	(12,383)	8,459	(3,924)	(9,619)	(37,935)	(47,554)

Depreciation and amortization	(980)	(3,212)	(4,192)	(1,218)	(5,954)	(7,173)
Additions to tangible and intangible assets	355	29,832	30,187	308	11,020	11,327

Details of key performance indicators by reportable segment for three-month periods ended June 30,

	For the three-month period ended June 30, 2020			For the three-month period ended June 30, 2021
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	2,293	607	2,900	11,728	(552)	11,176
External other income	—	1,716	1,716	1,528	1,911	3,439

External revenues and other income	2,293	2,323	4,616	13,256	1,359	14,615

Cost of revenue	(5,339)	(487)	(5,827)	(11,337)	(418)	(11,754)
Research and development expenses	(2,754)	(20,107)	(22,862)	(2,810)	(28,336)	(31,147)
Selling, general and administrative expenses	(5,311)	(3,759)	(9,070)	(3,410)	(5,933)	(9,343)
Other operating income and expenses	(24)	135	111	31	118	150

Total operating expenses	(13,429)	(24,218)	(37,647)	(17,526)	(34,569)	(52,096)

Operating income (loss) before tax	(11,136)	(21,895)	(33,031)	(4,270)	(33,210)	(37,481)

Financial gain (loss)	185	(3,006)	(2,821)	(294)	(3,836)	(4,129)

Net income (loss)	(10,951)	(24,901)	(35,852)	(4,564)	(37,046)	(41,610)

Non controlling interests	3,589	—	3,589	1,691	—	1,691

Net income (loss) attributable to shareholders of Cellectis	(7,362)	(24,901)	(32,263)	(2,873)	(37,046)	(39,919)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	(21)	1,749	1,728	271	2,398	2,669
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,132	580	1,712	373	593	966

Adjustment of share-based compensation attributable to shareholders of Cellectis	1,112	2,329	3,441	644	2,991	3,635

Adjusted net income (loss) attributable to shareholders of Cellectis	(6,250)	(22,572)	(28,823)	(2,229)	(34,055)	(36,285)

Depreciation and amortization	(490)	(1,657)	(2,147)	(614)	(2,768)	(3,382)
Additions to tangible and intangible assets	207	16,003	16,210	39	4,688	4,727

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in the CGUs at the end of the three- or six-month periods ended June 30, 2021.

Note 5. Right-of-use assets

Accounting policy

Lease contracts recognition

Lease contracts, as defined by IFRS 16 “Leases”, are recorded in the statement of consolidated financial position, which leads to the recognition of:

•	an asset representing a right of use of the asset leased during the lease term of the contract “right-of-use”; and

•	a liability related to the payment obligation “lease debt”.

Measurement of the right-of use asset

At the commencement date, the right-of-use asset is measured at cost and comprises:

•	the amount of the initial measurement of the lease liability, to which is added, if applicable, any lease payments made at or before the commencement date, less any lease incentives received;

•

where relevant, any initial direct costs incurred by the lessee for the conclusion of the contract. These are incremental costs which would not have been incurred if the contract had not been concluded; and

•	estimated costs for restoration of the leased asset according to the terms of the contract.

Following the initial recognition, the right-of-use asset must be depreciated over the useful life of the underlying assets as lease term for the rental component.

Measurement of the lease liability

At the commencement date, the lease liability is recognized for an amount equal to the present value of the lease payments over the lease term.

Amounts involved in the measurement of the lease liability are:

•	fixed payments (including in-substance fixed payments; meaning that even if they are variable in form, they are in-substance unavoidable);

•

variable lease payments that depend on an index or a rate, initially measured using the index or the rate in force at the lease commencement date; amounts expected to be payable by the lessee under residual value guarantees; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is subsequently measured based on a process similar to the amortized cost method using the discount rate:

•	the liability is increased by the accrued interests resulting from the discounting of the lease liability, at the beginning of the lease period; and

•	payments made are deducted.

The interest cost for the period as well as variable payments, not taken into account in the initial measurement of the lease liability and incurred over the relevant period are recognized as costs.

In addition, the lease liability may be remeasured in the following situations:

•	the occurrence of a change in the lease term or a modification related to the assessment of the reasonably certain nature (or not) of the exercise of an option,

•	a remeasurement linked to residual value guarantees, or

•	the occurrence of an adjustment to the rates and indices according to which the rents are calculated when rent adjustments occur.

COVID-19-Related Rent Concessions

On March 31, 2021, the IASB issued “COVID-19-Related Rent Concessions beyond 30 June 2021”, an amendment to IFRS 16. The amendment, which is applicable from April 1, 2021 allows lessees not to account for rent concessions as lease modifications if they are a direct consequence of COVID-19 and meet certain conditions. The practical expedient has been applied by the Group to all rent concessions that meet the conditions in IFRS 16.46B.

The amount recognised in profit or loss for the reporting period to reflect changes in lease payments that arise from rent concessions to which the Group has applied the practical expedient in IFRS 16.46A is immaterial. There was no rent concession in the six-month period ended June 30, 2021.

Main contracts applicable

Based on its analysis, the Group has identified lease contracts according to the standard concerning office buildings, laboratories, production facilities and storage facilities.

For purposes of IFRS 16, the lease term reflects the Group’s reasonable expectation of the period during which the underlying asset will be used.

The discount rate used to calculate the lease debt is determined, for each portfolio of assets, according to the incremental borrowing rate at the contract date.

The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The rental charges relating to short term and low value lease remains classified as leases expenses in operating expenses.

Details of Right-of-use assets

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The consequence of the application of this standard is to recognize a right of use and lease liability on the Statement of financial position.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2020	43,111	2,500	45,612

Additions to tangible assets	18,806	2,141	20,947
Depreciation expense	(2,251)	(647)	(2,899)
Translation adjustments	(8)	16	9

Net book value as of June 30, 2020	59,659	4,010	63,669

Gross value at end of period	65,984	5,316	71,300
Accumulated depreciation and impairment at end of period	(6,325)	(1,306)	(7,631)
Net book value as of January 1, 2021	62,424	11,421	73,845

Additions	(139)	5,666	5,527
Depreciation expense	(2,882)	(1,771)	(4,653)
Translation adjustments	(584)	(85)	(668)

Net book value as of June 30, 2021	58,819	15,232	74,050

Gross value at end of period	70,818	18,871	89,689
Accumulated depreciation at end of period	(11,999)	(3,639)	(15,638)

Note 6. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2020	3,330	3,160	2,435	14,787	23,712

Additions to tangible assets	487	271	294	29,103	30,156
Disposal of tangible assets	—	(9)	—	(0)	(9)
Reclassification	674	164	186	(1,025)	(1)
Depreciation expense	(166)	(633)	(415)	—	(1,214)
Translation adjustments	8	0	(0)	0	8

Net book value as of June 30, 2020	4,332	2,955	2,500	42,866	52,653

Gross value at end of period	8,994	14,364	4,628	42,866	70,851
Accumulated depreciation and impairment at end of period	(4,661)	(11,409)	(2,128)	(0)	(18,198)
Net book value as of January 1, 2021	16,765	4,436	3,171	47,301	71,673

Additions to tangible assets	2,778	2,127	1,046	5,376	11,327
Disposal of tangible assets	(40)	(72)	—	(59)	(171)
Reclassification	1,105	4,568	(860)	(4,859)	(47)
Depreciation expense	(1,056)	(1,399)	(329)	—	(2,784)
Translation adjustments	(333)	(83)	(31)	(73)	(520)

Net book value as of June 30, 2021	19,218	9,577	2,997	47,686	79,478

Gross value at end of period	25,844	24,821	4,603	47,686	102,954
Accumulated depreciation and impairment at end of period	(6,626)	(15,245)	(1,606)	(0)	(23,476)

For the six-month period ended June 30, 2021, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $2.8 million and other equipment for $3.2 million ($2.1 million of technical equipment and $1.1 million of other equipment).

Assets under construction as of June 30, 2021 primarily relates to Cellectis’ new raw materials manufacturing facility and offices in Paris ($2.0 million), and a new commercial manufacturing facility in Raleigh, North Carolina ($41.4 million), and the balance relates to capital expenditure in Cellectis’ New York office and in the Plants Segment. The assets put into service in 2021 mainly concern Cellectis’ Paris and Raleigh manufacturing facilities and offices for $3.8 million, with the remaining part relating to Calyxt.

Note 7. Non-current financial assets

On February 12, 2021, Cellectis entered into an agreement with Cytovia Therapeutics, Inc. (“the Cytovia agreement”). The consideration to Cellectis includes a convertible note for $15 million issued by Cytovia to Cellectis upon the signature of the contract (which may be settled in cash or converted to equity of Cytovia under certain conditions). This convertible note does not bear interest. As of June 30, 2021, management has determined that the fair value of the note approximates its carrying value. The fair value measurement of the convertible note is categorized within Level 1. No credit loss is expected related to this convertible note.

As of June 30, 2021, non-current financial assets include also a $2.6 million deposit for Raleigh’s building and $1.9 million related to Stonebriar’s equipment.

Note 8. Trade receivables and other current assets

8.1 Trade receivables

	As of December 31, 2020	As of June 30, 2021
	$ in thousands
Trade receivables	5,787	3,908
Valuation allowance	(616)	(31)

Total net value of trade receivables	5,171	3,878

All trade receivables have payment terms of less than one year. The trade receivables as of June 30, 2021 are mainly due to Calyxt’s seed and grain crop sales.

8.2 Subsidies receivables

	As of December 31, 2020	As of June 30, 2021
	$ in thousands
Research tax credit	10,703	5,654

Total subsidies receivables	10,703	5,654

Research tax credit receivables as of June 30, 2021 include the accrual for a French research tax credit related to 2021 for $4.2 million, and to previous periods for $1.3 million. The remaining amount relates to refundable tax credits in the United States. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. Based on our current evaluation of the status of the audit, we do not believe that a provision should be recorded as of June 30, 2021

8.3 Other current assets

	As of December 31, 2020	As of June 30, 2021
	$ in thousands
VAT receivables	3,093	2,147
Prepaid expenses and other prepayments	14,113	13,431
Tax and social receivables	227	270
Deferred expenses and other current assets	12,210	885

Total other current assets	29,643	16,733

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2020, and the six-month period ended June 30, 2021, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.

As of December 31, 2020, deferred expenses and other current assets mainly relates to a $6.2 million receivable following Cellectis’ employees’ option exercises which was subsequently received, a Calyxt broker receivable and certain down payments to suppliers for $2.7 million, as well as a right of $3.0 million to obtain equipment at our Raleigh facility which generated an equivalent financial liability As of June 30, 2021, deferred expenses and other current assets mainly relates to down payments to suppliers for Calyxt and Cellectis Paris. All equipment at our Raleigh facility has been received.

As of December 31, 2020, and as of June 30, 2021, tax and social receivables relate mainly to social charges on personnel expenses.

Note 9. Current financial assets and Cash and cash equivalents

As of December 31, 2020	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	27,091	—	27,091
Cash and cash equivalents	241,148	—	241,148

Current financial assets and cash and cash equivalents	268,239	—	268,239

As of June 30, 2021	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	3,393	—	3,393
Cash and cash equivalents	248,226	—	248,226

Current financial assets and cash and cash equivalents	251,619	—	251,619

9.1 Current financial assets

Current financial assets include current restricted cash and other current financial assets.

As of June 30, 2021, restricted cash consists of:

i.	deposit to secure commitment to supplier regarding the manufacturing facility construction for $3 million classified as short-term restricted cash included within current financial assets, and

ii.	deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.0 million of which $0.4 million are classified as short-term restricted cash included within current financial assets.

Other current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of corporate debt securities and commercial paper. Their nominal value and their fair value amounted to $0.0 million in each case as of June 30, 2021 and to $11.7 million as of December 31, 2020.

9.2 Cash and cash equivalents

	As of December 31, 2020	As of June 30, 2021
	$ in thousands
Cash and bank accounts	164,586	192,661
Money market funds	13,977	13,971
Fixed bank deposits	62,585	41,594

Total cash and cash equivalents	241,148	248,226

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 10. Financial liabilities

10.1 Detail of financial liabilities

	As of December 31, 2020	As of June 30, 2021
	$ in thousands
Lease debts	75,764	75,763
State Guaranteed loan « PGE »	22,701	22,137
PPP loan	1,518	—
Other non-current financial liabilities	4,617	1,339

Total non-current financial liabilities and non-current lease debts	104,600	99,238

Lease debts	6,696	7,691

Total current financial liabilities	6,696	7,691

Trade payables	24,609	28,254
Other current liabilities	19,127	13,681

Total Financial liabilities	155,032	148,864

As of June 30, 2021, the other non-current financial liabilities is composed of Cellectis’ obtention in 2020 of a $1.3 million loan to finance leasehold improvement at its location in New York.

PPP loan corresponds to Calyxt’s obtention of a $1.5 million paycheck protection program (PPP) loan under the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act, for which Calyxt has obtained full forgiveness on April 8, 2021, from the Small Business Administration, which administers the PPP loan program, and recognized as other income in the three months ended June 30, 2021.

State Guaranteed loan « PGE » corresponds to includes Cellectis’ obtention of an €18.5 million (or $22.0 million using exchange rate as of June 30, 2021) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the “PGE“). Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan will be amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount.

10.2 Due dates of the financial liabilities

Balance as of June 30, 2021	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	83,454	7,691	34,026	41,736
Other financial liabilities	23,475	134	22,348	993

Financial liabilities	106,929	7,825	56,374	42,730

Trade payables	28,254	28,254	—	—
Other current liabilities	13,681	13,681	—	—
Total financial liabilities	148,864	49,760	56,374	42,730

Note 11. Other current liabilities

	As of December 31, 2020	As of June 30, 2021
	$ in thousands
VAT Payables	81	201
Accruals for personnel related expenses	12,969	9,565
Other	6,077	3,915

Total	19,127	13,681

Accruals for personnel are related to annual bonuses, vacations accruals and social expenses on stock options. The decrease in accruals for personnel related expenses between December 31, 2020 and June 30, 2021 is mainly explained by yearly bonus payments which occurred in February 2021.

The decrease in other between December 31, 2020 and June 30, 2021, is mainly driven by fixed assets accruals.

Note 12. Deferred revenues and contract liabilities

	As of December 31, 2020	As of June 30, 2021
	$ in thousands
Deferred revenues and contract liabilities	452	423
Others	—	—

Total Deferred revenue and contract liabilities	452	423

Note 13. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands (except number of shares)			in $
Balance as of January 1, 2020	2,767	843,478	42,465,669	0.05
Capital Increase	1	—	20,464	—
Non-cash stock based compensation expense	—	5,844	—	—
Other movements	—	—	—	—

Balance as of June 30, 2020	2,768	849,322	42,486,133	0.05

Balance as of January 1, 2021	2,785	863,911	42,780,186	0.05
Capital increase (ATM)	146	47,688	2,415,630	—
Exercise of share warrants, employee warrants and stock options	16	5,702	265,494	—
Non-cash stock based compensation expense	—	4,233	—	—
Transaction costs	—	(910)	—	—
Other movements	—	(34)	—	—

Balance as of June 30, 2021	2,947	920,591	45,461,310	0.05

Capital evolution during the six-month period ended June 30, 2021

•

During the six-month period ended June 30, 2021, 2,415,630 shares were issued through Cellectis’At-The-Market (“ATM”) financing program and 265,494 shares were issued as a result of the exercise of share warrants, employee warrants and stock options.

•

During the six-month period ended June 30, 2021, $0.9 million of issuance costs related to the ATM financing program were recorded as a reduction of share premium, in conjunction with share issuances that occurred in April 2021.

Note 14. Non-cash stock-based compensation

14.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their useful life.

For stock options and warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2020	2021
Weighted-Average fair values of stock options granted	7.00€	5.76€
Assumptions:
Risk-free interest rate	0.00%	0.00%
Share entitlement per options	1	1
Exercise price	8.27€ - 15.84€	14.36€ - 19.44€
Grant date share fair value	9.14€ - 15.76€	12.69€ - 16.54€
Expected volatility	61.3% - 62.8%	59.9% - 60.1%
Expected term (in years)	6.15	6.15
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2019	6,922,172	26.30	€9,672,382	24.22		€6.8y
Granted	—	—	479,000	12.54	€
Exercised	—	—	(291,053)	17.86	€
Forfeited or Expired	—	—	(373,672)	20.61	€
Balance as of December 31, 2020	8,002,398	25.28	€9,486,657	23.97		€5.9y
Granted	—	—	955,485	19.32
Exercised	—	—	(253,494)	18.49	€
Forfeited or Expired	—	—	(535,638)	19.81	€
Balance as of June, 2021	7,750,761	25.34	€9,653,010	23.88		€5.8y

Share-based compensation expense related to stock option awards was $1.6 million and $5.5 million for the six-month period ended June 31, 2021 and 2020, respectively.

Warrants

No Warrants (or “Bons de Souscriptions d’Actions” or “BSA”) have been granted during the periods presented.

Information on warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2019	852,260	35.35	€918,927	35.12		€6.9y
Granted	—	—	—	—
Exercised	—	—	(19,702)	8.28	€
Forfeited or Expired	—	—	—	—
Balance as of December 31, 2020	899,225	27.15	€899,225	27.15		€5.3y
Granted	—	—	—	—
Exercised	—	—	(3,000)	18.68	€
Forfeited or Expired	—	—	—	—
Balance as of June 30, 2021	896,225	27.18	€896,225	27.18		€4.9y

There was no share-based compensation expense related to warrants awards for the six-months period ended June 30, 2021 while share-based compensation expense related to warrants awards was $0.2 million for the three-month period ended June 30, 2020.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period and additional two-year holding period for French residents and four-years vesting period for foreign residents.

The free shares granted in 2018 and after are subject to a one-year vesting and additional one-year vesting period for French residents and two-years vesting period for foreign residents.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2019	67,000	13.98	€
Granted (1)	591,685	20.10	€
Vested	(3,000)	23.84	€
Cancelled	(26,035)	16.45	€
Unvested balance at December 31, 2020	629,650	19.59	€
Granted	332,041	12.78	€
Vested	(9,000)	17.45	€
Cancelled	(90,640)	16.32	€
Unvested balance at June 30, 2021	862,051	17.33	€

(1)

423,285 free shares have been granted in October 2020 under the Amended Second Free Shares 2018 Plan and are under non-market performance vesting conditions and with a minimum vesting period of three years. These free shares have been granted to a large number of our employees. 330,041 free shares have been granted in March 2021 under the Amended Second Free Shares 2018 Plan with a minimum vesting period of three years, and 103,000 of which are under non-market performance vesting conditions. These free shares have been granted to a large number of our employees.

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to free shares awards was $3.0 million and $0.1 million for the six-month period ended June 30, 2021 and 2020, respectively.

14.2 Detail of Calyxt equity awards

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2020	2021
Weighted-Average fair values of stock options granted	$5.19	$4.54
Assumptions:
Risk-free interest rate	1.7%	0.6% - 1.1%
Share entitlement per options	1	1
Expected volatility	77.4%	80.1% - 82.0%
Expected term (in years)	6.9	5.5 - 6.5
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Calyxt estimates the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires Calyxt to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. Calyxt estimates its future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.

Calyxt’s expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement.

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2019	1,789,567	$8.73	4,481,359	$11.73	6.8y
Granted			887,765	$4.67
Exercised			(58,575)	$3.60
Forfeited or Expired			(689,376)	$12.89
Balance as of December 31, 2020	2,347,663	$10.15	4,621,173	$10.30	6.2y
Granted			456,959	$5.71
Exercised			(61,372)	$3.70
Forfeited or Expired			(550,110)	$10.57
Balance as of June 30, 2021	2,412,501	$10.49	4,466,650	$9.89	5.8y

Stock-based compensation expense related to stock option awards was an expense of $0.4 million, compared to an expense of $2.4 million for the six-month period ended June 30, 2021 and 2020, respectively.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2020	547,807	$9.49
Granted	234,504	$5.61
Vested	(69,323)	$9.25
Cancelled	(133,348)	$12.49
Unvested balance at June 30, 2021	579,640	$7.26

The fair value of restricted stock units corresponds to the grant date share fair value.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was a gain of $0.6 million due to options forfeiture, compared to an expense of $1.0 million for the six-months period ended June 30, 2021 and 2020, respectively.

Performance Stock Unit

In June 2019, Calyxt granted performance stock units, which carry a market condition based on Calyxt share price. These awards contain a continuous service period of three years, the performance period, from the date of grant, followed by a restricted period of two years if the shares are issued following the performance period during which the grantee is required to provide continuous service and the awarded shares must be held by the grantee until the end of the period. The number of shares of common stock delivered following the performance period depends upon the change in Calyxt share price during the performance period. Calyxt granted a targeted 311,667 performance stock units. The performance criteria allow for the actual payout to be between zero and 120 percent of target. The fair value of the performance stock units and the assumptions used for the Monte Carlo simulation were as follows:

Date of grant	06/28/2019
Estimated fair values of performance stock units granted	$7.06
Assumptions:
Risk-free interest rate	1.71%
Expected volatility	75.0%
Expected term (in years)	3.0 years

Information on performance stock unit activity follows:

	Number of Performance Stock Units Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2020	311,667	$7.06
Granted	—	—
Vested	—	—
Cancelled	(166,667)
Unvested balance at June 30, 2021	145,000	$7.06

Share-based compensation expense related to performance stock units awards was a gain of $0.3 million due to options forfeiture, compared to an expense of $0.2 million for the six-month period ended June 30, 2021 and 2020, respectively.

Note 15. Earnings per share

15.1 For the six-month periods ended June 30

	For the six-month period ended June 30,
	2020	2021
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(12,221)	(51,787)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	42,469,080	44,163,914
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)	(0.29)	(1.17)
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)	(0.29)	(1.17)

When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

15.2 For the three-month periods ended June 30

	For the three-month period ended June 30,
	2020	2021
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(32,263)	(39,919)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	42,472,490	45,461,310
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis per share ($ / share)
Basic net income (loss) per share ($ /share)	(0.76)	(0.88)
Diluted net income (loss) per share ($ /share)	(0.76)	(0.88)

When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

Note 16. Provisions

	31/12/2020	Additions	Amounts used during the period	Reversals	OCI	30/06/2021
	$ in thousands
Pension	4,010	299	—	—	(699)	3,610
Loss on contract	—	—	—	—	—	—
Employee litigation and severance	560	30	(101)	(84)	(15)	391
Commercial litigation	571	901	(194)	(246)	(25)	1,006

Total	5,141	1,230	(296)	(330)	(739)	5,007

During the six-month period ended June 30, 2021, additions mainly relate to (i) commercial litigation with a supplier for $0.9 million and (ii) pension service cost of the period for $0.3 million.

The amounts used and reversed during the period mainly relate (i) the settlement of employee litigation for $0.2 million and (ii) the update of a commercial litigation for $(0.4) million.

Note 17. Commitments

As of June 30, 2021	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
License agreements	18,345	1,530	3,060	3,060	10,695
Manufacturing agreements	947	930	18	—	—
Clinical & R&D agreements	288	234	54	—	—
Construction agreements	1,687	1,687	—	—	—
IT licensing agreements	1,335	445	890	—	—
Other agreements	6,839	6,839	—	—	—

Total commitments	29,442	11,665	4,022	3,060	10,695

Obligations under the terms of lease agreements

Almost all of our lease agreement are accounted for under IFRS 16 and thereby are presented in the statement of consolidated financial position. The commitments related to operating leases exempted from IFRS 16 application are immaterial.

Obligations under the terms of license agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay for services rendered in the next 12 months regarding our products UCART123, UCARTCS1 and UCART22.

Obligations under the terms of Clinical & Research agreements

We have entered into clinical and research agreements where we are obligated to pay for services to be provided regarding our research collaboration agreements, clinical trials and translational research projects.

Obligations under the terms of Construction agreements

We have entered into a construction agreement regarding our manufacturing facility based in Raleigh, North Carolina, where we committed to pay for construction work.

Obligations under the terms of other agreements

Calyxt has entered into seed and grain production agreements (Forward Purchase Contracts) with seed producers and growers. Calyxt announced in December 2020 that Archer Daniels Midland has committed to purchase over four million bushels of Calyxt’s grain, which includes all the 2020 soybean crop, which Calyxt will purchase from growers between January 1, 2021 and August 31, 2021. Calyxt expects to sell that grain throughout 2021 and no later than December 31, 2021. Calyxt expects to sell the remaining grain to Archer Daniels Midland at market prices, and as a result, Calyxt will continue to hedge fixed price grain inventories and fixed price Forward Purchase Contracts to mitigate the risk changing market prices may have on Calyxt’s margins.

As of June 30, 2021, Calyxt has non-cancelable commitments to purchase grain and seed from growers at dates throughout 2021 aggregating $6.8 million based on current commodity futures market prices, other payments to growers, and estimated yields per acre. This commitment is not recorded in the consolidated financial statements because Calyxt has not taken delivery of the seed or grain as of June 30, 2021.

The seed contracts often require Calyxt to pay prices for the seed produced at an exchange-traded price of grain plus a premium with the seed grower having the option to fix their price with Calyxt throughout the term of the agreement.

The grower contracts are linked to a commodity futures market prices with the grain grower having the option to fix their price with Calyxt throughout the term of the agreement. The grain grower contracts allow for delivery of grain to Calyxt at harvest if so specified when the agreement is executed, otherwise delivery occurs on a date that Calyxt elects through August 31 of the following year.

In all periods presented, we considered Forward Purchase Contracts as normal purchases and not derivatives. Any mark-to-market gains or losses associated with those contracts were reflected in inventory upon our purchase of the underlying grain

As of June 30, 2021, Calyxt has $1.0 million of unrealized commodity derivative losses from hedging contracts sold to convert their fixed price grain inventories and fixed price Forward Purchase Contracts to floating prices. As of June 30, 2021, Calyxt held commodity contracts with a notional amount of $8.0 million.

Note 18. Subsequent events

None

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem cells (“HSC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our platform, HEAL, our gene-editing technologies to develop HSC product candidates in genetic diseases. HEAL is a new gene editing platform developed by Cellectis that leverages the power of TALEN® technology, to allow highly efficient gene inactivation, insertion and correction in hematopoietic stem and progenitor cells (HSPCs). Through the date of this interim report, Cellectis has announced programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our Plants segment, carried out through our 64.4% (as of June 30, 2021) ownership in Calyxt, is focused on using an advanced plant-based technology platform to develop sustainable products and technologies, while leveraging partners and licensees to manage commercialization and the associated costs and risks.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy and HSC product candidates, including conducting the pre-clinical activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.

For the six-month period ended June 30, 2021, we derived all of our Therapeutics revenues from the receipt of a convertible note (to be settled in cash or equity of Cytovia, depending on certain conditions) in consideration for a “right-to-use” license from the Cytovia licensing arrangement, a milestone reached as part of our collaboration with Allogene and royalties on licensed technologies.

As of June 30, 2021, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Servier and Cellectis, as amended on March 4, 2020 (the “Servier

License Agreement”) of up to $410 million and (ii) the License Agreement dated March 7, 2019 between Allogene and Cellectis (the “Allogene License Agremeent) of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier. For the six-month period ended June 30, 2021 no revenue was recorded under such agreements other than that which was related to the Allogene and Cytovia agreements.

We are currently sponsoring clinical studies with respect to three proprietary Cellectis UCART product candidates at nine (9) sites for the AMELI-01 Study, at five (5) sites for the BALLI-01 Study, and at four (4) sites for the MELANI-01 Study, as follows:

•

The AMELI-01 Study is a Phase 1 dose-escalation clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in-patients with relapsed or refractory acute myeloid leukemia (r/r AML). The AMELI-01 Study is currently open for patient recruitment at MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana Farber Cancer Institute (Boston, Massachusetts), New York Presbyterian / Weill Cornell College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois), University of Miami (Miami, Florida), the University of Pennsylvania (Philadelphia, Pennsylvania), Northwestern University (Evanston, Illinois) and the University of California, San Francisco Campus (San Francisco, California). AMELI-01 employs a modified toxicity probability interval dose escalation design to evaluate progressive dose levels of UCART123 in concert with fludarabine and cyclophosphamide (“FC”) or fludarabine, cyclophosphamide and alemtuzumab (“FCA”) regimens in patients with r/r AML. The AMELI-01 Study protocol allows for up to 22 patients to enroll in the dose escalation period and 18-37 patients in the dose expansion period of the Phase 1. As of the date of this interim report, the AMELI-01 Study is active at DL2i of the FCA lymphodepletion cohort.

•

The BALLI-01 Study is a Phase 1/2 dose-escalation and expansion clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART22 in-patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). The BALLI-01 Study is currently open to patient recruitment at New York Presbyterian / Weill Cornell College of Cornell University (New York, New York), the University of Chicago (Chicago, Illinois), MD Anderson Cancer Center (Houston, Texas), University of California Los Angeles (Los Angeles, California) and Dana Farber Cancer Institute (Boston, Massachusetts). Similar to AMELI-01 Study, BALLI-01 Study protocol employs a modified toxicity probability interval dose escalation design to evaluate progressive dose levels of UCART22 in concert with FC or FCA regimens in patients with r/r ALL. The BALLI-01 Study protocol allows for up to 30 patients to enroll in the dose escalation period and 53 patients in the dose expansion period of the Phase 1/2a. As of the date of this interim report, the BALLI-01 Study is enrolling patients at DL2i in the dose escalation of the FCA lymphodepletion cohort, with at least one additional dose level planned.

•

The MELANI-01 Study is a Phase 1 dose-escalation clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCARTCS1 in patients with relapsed or refractory multiple myeloma (r/r MM). The MELANI-01 Study is currently open to patient recruitment at Hackensack Meridian Health (Hackensack, New Jersey), MD Anderson Cancer Center (Houston, Texas), the University of California, San Francisco Campus (San Francisco, California), and Mayo Clinic (Rochester, Minnesota). The MELANI-01 Study protocol allows for up to 18 patients to enroll in the dose escalation period and 12-30 patients in the dose expansion period of the Phase1. As of the date of this interim report, the MELANI-01 Study is enrolling patients at DL -1, the first of the 3 planned dose levels.

In addition, we are evaluating four new UCART preclinical programs, as follows:

•	UCART20x22, which is in development as the first allogeneic dual CAR T-cell candidate product for B-cell malignancies;

•	UCARTMESO, which is an allogeneic CAR T-cell candidate product for mesothelin expressing cancers;

•	UCARTMUC1, which is an allogeneic CAR T-cell candidate product for mucin-1 expressing epithelial cancers;

•	UCARTFAP, which is an allogeneic CAR-T candidate product targeting cancer associated fibroblasts (CAFs) in the tumor microenvironment.

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

COVID-19 Update

While implementing health and safety measures, we continued to advance our proprietary allogeneic CAR T-cell programs during the six months ended June 30, 2021.

Although the COVID-19 pandemic has slowed the enrollment of new patients, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials during the first half of 2021, and each of the trials currently continues to progress through its respective dose levels.

Despite the increasing availability of COVID-19 vaccines, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing facility construction and initial production activity is currently unknown, and we are monitoring the pandemic as it continues to evolve.

At Calyxt, during the first half of 2021, the COVID-19 pandemic did not have a material impact on Calyxt’s operations. However, a resurgence of the COVID-19 pandemic, governmental response measures, and resulting disruptions could adversely affect Calyxt’s operations and results.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict. See Part II, Item 3.D. “Risk Factor” of our report on Form 20-F.

Key events of the six-month period ended June 30, 2021

Since the beginning of 2021, Cellectis has made the following key achievements:

•

On February 16, 2021, Cytovia Therapeutics, Inc. and Cellectis announced that they entered into a research collaboration and non-exclusive license agreement to develop TALEN® gene-edited iPSC NK and CAR-NK cells. The financial terms of the partnership include up to $760 million of development, regulatory, and sales milestones from Cytovia to Cellectis for the first 5 TALEN® gene-edited iPSC-

derived NK products (“partnership products”). Cellectis will also receive single-digit royalty payments on the net sales of all partnered products commercialized by Cytovia. Cellectis obtained a convertible note as consideration for a “right-to-use” license granted to Cytovia and will receive an equity stake of $15 million in Cytovia stock or a cash payment of $15 million in settlement of the convertible note if certain conditions are not met by December 31, 2021, as well as an option to invest in future financing rounds.

•

On March 29, 2021, Cellectis announced the commencement of an At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $125.0 million of American Depositary Shares (“ADS”), each ADS representing one ordinary share of Cellectis.

•

On April 9, 2021, Cellectis announced that it has completed sales of approximately $47 million of ADSs pursuant to the Company’s ATM program (the “ATM Sales”), through Jefferies LLC, acting as sales agent. In the ATM Sales, an aggregate of 2,415,630 new ADSs and the same number of underlying new ordinary shares have been issued to existing and new investors at an at-the-market price of $19.50 per new ADS. The settlement and delivery of the new ordinary shares took place on April 12, 2021.

•

On May 11, 2021, Cellectis entered into a partnership agreement and a supply agreement with Sanofi regarding alemtuzumab, an anti-CD52 monoclonal antibody, to be used as part of a lymphodepleting regimen in certain Cellectis sponsored UCART clinical trials. As part of the agreement, Sanofi will supply alemtuzumab to support Cellectis’ clinical studies and the parties agreed to enter into discussions to execute an agreement for the commercial supply of alemtuzumab under pre-agreed financial conditions.

•

On June 14, 2021, Cellectis hosted the Cellectis Innovation Days, a virtual company event held from May 24-28, 2021 providing an inside look into the Company’s current and new product candidate pipeline, and manufacturing and technologies.

•

At the date of this interim report, Cellectis’ Paris manufacturing facility is now fully operational and has finalized the manufacturing of plasmid starting materials as well as the first mRNA batches for our gene editing tool, TALEN®, and the Raleigh, North Carolina, facility is nearing completion of qualification activities for the facility and its equipment and systems.

Since the beginning of 2021, Calyxt, Cellectis’ majority-owned plant science subsidiary, has made the following developments:

•

On February 19, 2021, Yves Ribeill, Ph.D., Chair of the Board of Directors of Calyxt, Inc., was appointed as the Executive Chair of the Board of Directors in connection with the departure of James Blome, Calyxt’s former Chief Executive Officer. Effective July 27, 2021 Michael A. Carr joined Calyxt, as its President, Chief Executive Officer, and member of its Board of Directors. Mr. Carr will assume the principal executive officer function for Calyxt as of August 6, 2021, upon the resignation of Dr. Ribeill as Calyxt’s Executive Chair. Mr. Carr was most recently the Vice President of M&A, Strategy, and Innovation at Darling

Ingredients, Inc., a global developer and producer of sustainable natural ingredients and renewable energy. Mr. Carr brings more than 20 years of business, financial, and operational leadership experience to Calyxt.

•

On March 2, 2021, Calyxt announced that it had completed appointments to its Scientific Advisory Board (SAB), chaired by Calyxt co-founder Dan Voytas, Ph.D. Appointees include world-renowned plant-biochemistry experts Anne Osbourn, Ph.D., Group Leader at the John Innes Center; Elizabeth Sattely, Ph.D., HHMI Investigator and Associate Professor of Chemical Engineering at Stanford University; and Paul Bernasconi, Ph.D., Former Global Function Head for Molecular Biology at BASF Biosciences. The SAB is focusing on the identification of high value targets for development and commercialization.

•

During the six-months ended June 30, 2021, Calyxt has continued to implement its go-to-market strategies. Calyxt’s baseline go-to-market strategies include product and trait development agreements, product and trait license arrangements, and technology licensing agreements, and it will also opportunistically engage in seed sale arrangements.

•

On April 8, 2021, Calyxt was notified by the Small Business Administration that the full amount of Calyxt’s PPP loan had been forgiven, and the PPP loan was forgiven during the three months ended June 30, 2021.

•	On May 1, 2021, Ms. Sarah Reiter was promoted to Chief Business Officer of Calyxt.

•

With respect to research and development, Calyxt announced on April 29, 2021 and May 4, 2021, respectively, that it had successfully completed a transformation of the hemp genome and the completion of its preliminary composition analysis of its next generation soybean product’s fatty acid profile.

•	On July 8, 2021, Calyxt announced further expansion of its hemp breeding platform with the addition of triploid breeding technology to create seedless hemp.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress our sponsored clinical studies AMELI-01, BALLI-01 and MELANI-01, and initiate additional clinical trials for our other owned product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	advance research and development efforts for our HSC product candidates;

•	further develop and refine the manufacturing process for our product candidates;

•

complete construction of (in the case of our Raleigh facility), bring online, and commence production at our in-house manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies or biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company;

•

continue, through Calyxt, to advance research and development of future plant-based innovations and solutions, and to execute upon the deployment of such innovations through Calyxt’s trait development and licensing go-to-market strategy; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim consolidated financial statements for the six months ended June 30, 2021 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the six-month periods ended June 30, 2020 and 2021

Revenues.

	For the six-month period ended June 30,		% change
	2020	2021	2021 vs 2020
Collaboration agreements	47,071	20,014	-57.5%
Other revenues	5,922	16,763	183.1%
Revenues	52,993	36,777	-30.6%

The decrease in revenues of $16.2 million between the six-month period ended June 30, 2020 and 2021 primarily reflects a decrease of revenue pursuant to our collaboration agreements of $27.1 million, mainly due to a $27.6 million upfront payment received in March 2020 and the recognition of $19.4 million of deferred upfront and milestone payments already received on released targets in each case in connection with the amendment signed in March 2020 to our collaboration agreement with Servier, while revenue related to collaboration agreements in the first half of 2021 consists of the recognition of $15.0 million convertible note obtained as consideration for a “right-to-use” license granted to Cytovia and a $5.0 million Allogene milestone. The increase in other revenues of $10.8 million relates to higher high oleic soybean seed grain sales at Calyxt.

	For the six-month period ended June 30,		% change
	2020	2021	2021 vs 2020
Research tax credit	3,573	4,272	19.6%
Other income	(79)	1,532	-2042.9%
Other income	3,494	5,804	66.1%

The increase in other income of $2.3 million between the six-month period ended June 30, 2020 and 2021 reflects an increase of $0.7 million in research tax credits, due to higher research and development purchases and external expenses during the six-month period ended June 30, 2021 that are eligible for the tax credit and $1.5 million related to Calyxt’s PPP loan forgiveness obtained in April 2021.

Cost of revenue

	For the six-month period ended June 30,		% change
	2020	2021	2021 vs 2020
Cost of goods sold	(9,204)	(18,706)	103.2%
Royalty expenses	(1,223)	(1,194)	-2.4%
Cost of revenue	(10,428)	(19,899)	90.8%

The increase in cost of goods sold of $9.5 million between the six-month period ended June 30, 2020 and 2021 is driven by higher volumes of product sold by Calyxt in 2021 compared to 2020 and higher average prices paid for Calyxt’s grain as a result of increases in commodity market prices for soybeans, partially offset by a $2.9 million year-over-year decrease in net realizable value adjustments to inventory as the year ago period included costs to write down excess seed inventory and also reflected the margin profile of selling soybean oil and meal compared to selling grain and $0.7 million of unrealized commodity derivative gains at Calyxt from hedging contracts sold to convert its fixed price grain inventory and fixed price Forward Purchase Contracts to floating prices to link them to market, consistent with Calyxt expects to sell the grain. These increases were partially offset by the benefits resulting from the advancement of Calyxt’s soybean product line go-to-market strategy.

Research and development expenses.

	For the six-month period ended June 30,		% change
	2020	2021	2021 vs 2020
Personnel expenses	(18,290)	(26,237)	43.5%
Purchases, external expenses and other	(25,298)	(36,101)	42.7%
Research and development expenses	(43,587)	(62,338)	43.0%

Between the six-month periods ended June 30, 2020 and 2021, research and development expenses increased by $18.8 million. Personnel expenses increased by $7.9 million from $18.3 million in 2020 to $26.2 million in 2021 primarily due to a $7.7 million increase in wages and salaries as a result of increased R&D headcount in the therapeutic segment and a $0.8 million increase in social charges on stock option grants made in March 2021, which were partially offset by a $0.5 million decrease in non-cash stock-based compensation expense (as a result of the completion of the vesting of awards under the 2017 plan that were not fully offset by the expense associated with the new grants). Purchases, external expenses and other increased by $10.8 million from $25.3 million in 2020 to $36.1 million in 2021 due to higher consumables and subcontracting costs for the therapeutic segment.

Selling, general and administrative expenses.

	For the six-month period ended June 30,		% change
	2020	2021	2021 vs 2020
Personnel expenses	(12,302)	(9,024)	-26.6%
Purchases, external expenses and other	(8,911)	(9,195)	3.2%
Selling, general and administrative expenses	(21,213)	(18,219)	-14.1%

Between the six-month period ended June 2020 and 2021, the decrease in selling, general and administrative expenses of $3.0 million primarily reflects a $3.3 million decrease in personnel expenses from $12.3 million in 2020 to $9.0 million mainly due to a $4.9 million decrease in non-cash stock-based compensation expense mainly explained by the favorable impact of the recapture of Calyxt’s CEO non-cash stock-based compensation from the forfeiture of certain of his unvested stock options, restricted stock units, and performance stock units following his departure, partly offset by a $1.3 million increase in wages and salaries and a $0.4 million increase in social charges on stock option grants. Purchases, external expenses and other slightly increased by $0.3 million from $8.9 million in 2020 to $9.2 million in 2021.

Other operating income and expenses.

	For the six-month period ended June 30,		% change
	2020	2021	2021 vs 2020
Other operating income (expenses)	86	488	465.4%

The increase in other operating income between six-month period ended June 30, 2020 and 2021 amounted to $0.5 million and is mainly related to the reversal of certain provisions for bad debt.

Net financial gain (loss).

	For the six-month period ended June 30,		% change
	2020	2021	2021 vs 2020
Financial income	3,644	5,801	59.2%
Financial expenses	(4,279)	(5,370)	25.5%
Net Financial gain (loss)	(635)	431	-167.9%

The increase in financial income of $2.2 million between the six-month period ended June 30, 2020 and 2021 was mainly attributable to an increase of the foreign exchange gain of $3.2 million (from a $1.7 million gain in 2020 to a $4.9 million gain in 2021) partially offset by to the decrease of interest received from financial investments of $1.0 million.

The increase in financial expenses of $1.1 million between the six-month period ended June 30, 2020 and 2021 was mainly attributable to the increase in lease debt related expenses for $1.2 million and higher provisions for $0.2 million partially offset by the $0.4 million decrease in foreign exchange loss (from a $2.9 million loss in 2020 to a $2.5 million loss in 2021).

Net income (loss)

	For the six-month period ended June 30,		% change
	2020	2021	2021 vs 2020
Net income (loss)	(19,290)	(56,956)	195.3%

The increase in net loss of $37.7 million between the six-month period ended June 30, 2020 and 2021 was mainly due to (i) a $13.9 million decrease in revenues and other income, (ii) an increase of $11.1 million in purchases, external expenses, (iii) a $9.5 million increase in cost of goods sold, (iv) an increase of $8.9 million in wages, and (v) an increase of $1.2 million in social charges on stock option grants expense, partially offset by (i) a $5.4 million decrease in non-cash stock based compensation expense and (ii) a $1.1 million increase in financial result.

Non-controlling interests

	For the six-month period ended June 30,		% change
	2020	2021	2021 vs 2020
Gain (loss) attributable to non-controlling interests	(7,069)	(5,169)	-26.9%

During the six-month period ended June 30, 2021, we recorded $5.2 million in loss attributable to non-controlling interests. During the six-month period ended June 30, 2020, we recorded $7.1 million in loss attributable to non-controlling interests.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and Other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance of each segment. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services Cellectis provided.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the six-month period ended period 2020 and 2021:

	For the six-month period ended June 30, 2020			For the six-month period ended June 30, 2021
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	4,670	48,323	52,993	16,716	20,061	36,777
External other income	—	3,494	3,494	1,528	4,276	5,804

External revenues and other income	4,670	51,817	56,487	18,244	24,337	42,581

Cost of revenue	(9,219)	(1,207)	(10,428)	(18,706)	(1,194)	(19,899)
Research and development expenses	(5,388)	(38,199)	(43,587)	(5,836)	(56,503)	(62,338)
Selling, general and administrative expenses	(11,774)	(9,439)	(21,213)	(7,528)	(10,691)	(18,219)
Other operating income and expenses	(44)	131	86	7	482	489

Total operating expenses	(26,426)	(48,715)	(75,142)	(32,063)	(67,905)	(99,968)

Operating income (loss) before tax	(21,756)	3,102	(18,655)	(13,818)	(43,569)	(57,387)

Net financial gain (loss)	(148)	(487)	(635)	(584)	1,015	431

Net income (loss)	(21,904)	2,615	(19,290)	(14,402)	(42,554)	(56,956)

Non controlling interests	7,069	—	7,069	5,169	—	5,169

Net income (loss) attributable to shareholders of Cellectis	(14,835)	2,615	(12,221)	(9,233)	(42,554)	(51,787)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	573	4,177	4,750	532	3,703	4,235
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,879	1,667	3,546	(918)	916	(2)

Adjustment of share-based compensation attributable to shareholders of Cellectis	2,452	5,844	8,296	(385)	4,619	4,233

Adjusted net income (loss) attributable to shareholders of Cellectis	(12,383)	8,459	(3,924)	(9,619)	(37,935)	(47,554)

Depreciation and amortization	(980)	(3,212)	(4,192)	(1,218)	(5,954)	(7,173)
Additions to tangible and intangible assets	355	29,832	30,187	308	11,020	11,327

We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment decreased by $27.5 million, from $51.8 million for the six-month period ended June 30, 2020, to $24.3 million for the six-month period ended June 30, 2021. The decrease was primarily due to a decrease of $27.0 million in collaboration agreement revenues, as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group.

The increase in total operating expenses of $19.2 million from the six-month period ended June 30, 2020 to the six-month period ended June 30, 2021 resulted primarily from (i) higher purchases, external expenses and other of $11.9 million, higher personnel expenses of $7.7 million attributable to (ii) an increase of $7.7 million in personnel wages and salaries and (iii) an increase of $1.2 million in social charges on stock option grants partially offset by (i) a decrease of $1.2 million in non-cash stock-based compensation expenses and (ii) an increase of $0.4 million in other income.

Operating loss before tax for our Therapeutics segment increased by $46.7 million from the six-month period ended June 30, 2020 to the six-month period ended June 30, 2021.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment decreased by $46.4 million from the six-month period ended June 30, 2020 to the six-month period ended June 30, 2021.

Plants segment

External revenues and other income in our Plants segment increased by $13.6 million from $4.7 million for the six-month period ended June 30, 2020 to $18.2 million for the six-month period ended June 30, 2021 driven by the volume and mix of product sold in the period, as Calyxt sold seed and 25 percent of the 2020 grain crop in the first period of 2021 as compared to the first half of 2020, when Calyxt was selling soybean oil and meal.

The increase in total operating expenses of $5.6 million from six-month period ended June 30, 2020 to the six-month period ended June 30, 2021 resulted primarily from an increase in Calyxt’s activities, which contributed to (i) an increase in cost of goods sold of $9.5 million and (ii) an increase of $1.2 million in personnel wages and salaries mainly related to former CEO’s departure costs partially offset by (i) a decrease of $4.2 million in non-cash stock-based compensation expenses mainly explained by the favorable impact of the recapture of Calyxt’s CEO non-cash stock-based from the forfeiture of certain of his unvested stock options, restricted stock units, and performance stock units following his departure and (ii) a decrease of $0.8 million in purchases, external expenses and other.

Operating loss before tax for our Plants segment decreased by $7.9 million from the six-month period ended June 30, 2020 to the six-month period ended June 30, 2021.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment decreased by $2.8 million from the six-month period ended June 30, 2020 to the six-month period ended June 31, 2021.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our collaboration agreements with Allogene and Servier.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of June 30, 2021, we had current financial assets and cash and cash equivalents of $251.6 million comprising cash and cash equivalents of $248.2 million and current financial assets of $3.4 million corresponding to current restricted cash. Long term restricted cash amounts to $5.3 million and is classified in Other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $155.0 million as of June 30, 2021. Current financial assets denominated in U.S. Dollars amounted to $3.4 million as of June 30, 2021.

On March 9, 2021, we commenced the ATM-program, which allows us to offer and sell, from time to time, ordinary shares in the form of ADSs, each representing one ordinary share of the Company, to certain eligible investors. We are not obligated to sell ADSs pursuant to the ATM program, and offers and sales occur only at our discretion and on our instructions and at-the- market prices. The ATM program provides for a total maximum gross amount of $125 million. On April 9, 2021, Cellectis completed an initial sale under the ATM program for gross proceeds of $47 million (equivalent to 40 million euros).

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the six-month period ended June 30, 2020 and 2021:

	For the six-month period ended June 30,
	2020	2021
	$ in thousands
Net cash flows provided by (used in) operating activities	(20,766)	(53,054)
Net cash flows provided by (used in) investing activities	(53,882)	9,941
Net cash flows provided by (used in) financing activities	(1,898)	52,630

Total	(76,546)	9,518

Effect of exchange rate changes on cash	(3,266)	(2,439)

For the six-month period ended June 30, 2021, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $31.5 million to suppliers, wages and social expenses of $28.6 million, Calyxt operating payments net of receipts of $11.5 million, partially offset by $9.0 million of tax credit, the collection of a $5.0 million Allogene milestone payment, $1.0 million of licensing revenue at Cellectis, and $3.5 million of taxes and other fees.

For the six-month period ended June 30, 2020, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $22.2 million to suppliers, wages and social expenses of $15.1 million, Calyxt operating payments of $24.7 and $3.5 million of VAT offset by $32.9 million of payments received from Servier pursuant to our collaboration agreements, $2.0 million from our licensing and other collaboration agreements, $7.7 million of R&D credit received, $1.0 million of interest received and other variances.

For the six-month period ended June 30, 2021, our net cash flows provided by investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $13.7 million, including $3.8 million that relates to Cellectis’ new raw material manufacturing facility and offices in Paris, $9.3 million relates to the new commercial manufacturing facility in Raleigh, North Carolina, $0.3 million relates to our innovation center in New York, New York, and the remainder attributable to investing activity in the Plants segment, offset by $23.7 million of current financial assets variation.

For the six-month period ended June 30, 2020, our net cash flows used in investing activities primarily reflects (i) our investments in R&D equipment and building fittings in both the United States and France of $22.0 million, including $3.5 million that relates to Cellectis’ new raw material manufacturing facility in Paris, $17.8 million relates to the new commercial manufacturing facility in Raleigh, North Carolina and the remainder attributable to investing activity in the Plants segment, with $30.0 million of new current financial assets and $1.9 million of new non-current financial assets as well as other variances.

For the six-month period ended June 30, 2021, our net cash provided by financing activities reflects mainly the net proceeds of $46.9 million from sales under the ATM-program in April, the collection of $12.1 million of proceeds from stock option exercises and is partially offset by the payments on lease debts for $6.3 million.

For the six-month period ended June 30, 2020, our net cash used by financing activities reflects mainly the payments on lease debts for $3.6 million partially offset by the collection of $1.5 million related to the PPP loan at Calyxt over the period.

Operating capital requirements

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services, as well as costs and expenses relating to construction and bringing online of our in-house manufacturing facilities. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including LifeTechnologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

In August 2020, Calyxt announced a transition to capital-efficient go-to-market strategies. As part of the transition of strategy, Calyxt stopped processing soybeans into oil and meal and restructured its personnel involved in soybean processing and downstream product sales. In the fourth quarter of 2020, Calyxt announced having contracted to sell all its 2020 grain production (approximately four million bushels) of high oleic soybean to Archer Daniels Midland (ADM). Since the sales commenced in the third quarter of 2020, Calyxt has, to date, sold more than 75% of the 2020 grain crop to ADM with the remaining grain projected to be sold throughout 2021. Calyxt’s primary focus on trait development and licensing provides a capital-efficient, lower-cost, and highly scalable approach. Calyxt has not yet generated substantial third-party licensing revenue, and we do not know when, or if, Calyxt will generate substantial revenues from the implementation of its go-to-market strategies.

We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new plant-based innovations and solutions, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

We believe that the consolidated cash, cash equivalents, current financial assets and restricted cash position of Calyxt as of June 30, 2021 will be sufficient to fund their operations into the second half of 2022, while amounts attributable to Cellectis will be sufficient to fund Cellectis’ Therapeutics operations into early 2023.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our and Calyxt’s financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. This estimate takes into account our projected cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements) and government funding of research programs, as well as Calyxt’s anticipated cash burn rate, anticipated expense reduction efforts, and its expectations regarding an effective advancement of its go-to-market strategy and anticipated cash receipts from its product development efforts with partners. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the capacity of manufacturing our products in France and in the United States;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments;

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval; and

•	progress, timing and success of Calyxt’s business and its ability to successfully deploy products and technologies under its go-to-market strategies.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements.

As of June 30, 2021, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item11 of Part I of the Annual Report. There have been no material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until June 30, 2021.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2020.

There have been no changes in the Company’s internal control over financial reporting during the six-month period ended June 30, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business.

Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There are no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2020.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.